Exhibit 1.2

The Points Guy

Wyndham comes out swinging against ‘desperate grab’ takeover offer from Choice Hotels

By Cameron Sperance

26 October 2023

When you grow up in the South like I did, you learn there’s a difference between mad and spittin’ mad.

Wyndham Hotels & Resorts leadership appeared to be the latter in response to repeated advances by Choice Hotels for a nearly $8 billion takeover.

Don’t try to buy us just because you need to distract from your sub-standard organic growth, Wyndham leaders conveyed about Choice Hotels on a third-quarter investor call Thursday.

“With no organic growth, a less vibrant loyalty program, and virtually no international capabilities in Choice’s platform, we are frankly not surprised,” Stephen Holmes, chairman of the board of directors at Wyndham, said at the top of the call. “Our business offers a medicine cabinet full of remedies.”

The chairman’s comments followed an early morning memo Wyndham sent rebuffing what it labeled Choice’s unsolicited offer. Choice leadership issued multiple public releases this month defending their proposed $7.8 billion takeover. Wyndham leadership claims they are uninterested in a deal for a variety of reasons, including an uncertain regulatory timeline for approval, Choice undervaluing Wyndham and what it claims is a slower-growing business on Choice’s end.

“I used to always say ... that I don’t comment on [mergers and acquisitions] rumors because that used to be what always came up. But this one is not a rumor, and it also is not really M&A,” Holmes told an investor analyst on the call. “It seems like a desperate grab to try to solve problems that [Choice Hotels] has.”

Wyndham previously tried to buy Choice Hotels

Holmes noted capital markets and Wyndham franchisees don’t like the idea of a deal passing the finish line. As of early Thursday afternoon, Wyndham’s stock price was up nearly 4% for the month.

However, the Wyndham chairman indicated a prior deal attempt — with Wyndham in the acquirer’s chair two decades ago — might be guiding the antipathy for Choice.

“I never talked about it because it’s not appropriate, but we negotiated a deal. The capital markets turned on us, and the credit was not available to make an all-cash offer, which is what was desired from the other side,” Holmes said. “We disengaged … I’ve never walked away from a deal before. I’ve done 40-plus deals, but this one just isn’t going to work because the capital markets aren’t attractive.”

The pros and cons of making a deal

There are several aspects of the potential Wyndham and Choice marriage that make sense. It combines the two key players in the budget and midscale hotel sector, a segment that is beginning to catch the attention of heavy hitters like Marriott International, Hilton, IHG Hotels & Resorts and Hyatt.

A combined juggernaut like Choice-Wyndham could better compete against the growing competition with a sizable loyalty program, buying power for hotel owners and network reach. However, Wyndham CEO Geoff Ballotti indicated Choice Hotels, which acquired Radisson’s Americas operation last year, has no interest in the economy hotel segment and instead wants to focus on higher tier segments of the market.

This has owners of Wyndham’s new Echo Suites brand concerned.

“Certainly, questions and concerns come up longer term as developers who have not yet broken ground are wondering are they building an Echo Suites by Wyndham extended-stay economy brand for Wyndham, or are they building it for Choice,” Ballotti said on the call. “That’s certainly what we’re concerned about.”

If hotel owners start peeling away from the combined company, what’s the point of a takeover? It certainly wouldn’t leave loyal customers with the greater number of hotel options touted by Choice.